                                                                 File No. 69-411
                                                                          ------

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1


                               NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         See List of Companies (Attachment 1)

         NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         Ohio Gas Company's pipe line system serves the communities of Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Jewell, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-411
Page two

     2.  (Continued)

         Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Company's system by Panhandle Eastern Pipe Line Company, ANR Pipeline Company and Crossroads Pipeline Company. Ohio Gas Company's transmission and distribution system consists of approximately 1,304 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 2001, approximately 44,172 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

         Other companies referenced under item 1 have no properties.

     3. The following information is for the last calendar year with respect to claimant and each of the subsidiary public utility companies:

         (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

              Ohio Gas Company sold at retail 1,852,852 Mcf of natural gas in Ohio during the last calendar year, with revenue of approximately $17,263,893 related to these sales. In addition, 7,548,459 Mcf of gas was transported in Ohio for industrial, commercial and residential customers. Revenue recorded related to gas transported during the year totaled approximately $11,759,985.

              Other companies referenced under item 1 -

                                      NONE

         (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

         (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

         (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-411
Page three

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-411
Page four

                                    Exhibit A
                                    ---------

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources, Inc. and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (a 49.95% owned investee of NWO Resources, Inc.) and its subsidiaries - (Attachment 3)


                                    Exhibit B
                                    ---------

                 Total Assets                   77,251,118
                 Total Operating Revenue        28,523,743
                 Net Income                      1,449,902



                                    Exhibit C
                                    ---------

Not Applicable


--------------------------------------------------------------------------------



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 26th day of February, 2002.

                                           NWO Resources, Inc.


                                           By:   /s/John E. Jones
                                               --------------------------------
                                                      John E. Jones
                                                      Secretary/Treasurer
Witness:    /s/Joyce E. Knighton
          -------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                 Mr. Samuel Randazzo
                                 21 East State Street, Suite 1700 West
                                 Columbus, Ohio 43215

                                                                    ATTACHMENT 1
                               NWO Resources, Inc.
                                List of Companies


SUBSIDIARIES:

Ohio Gas Company                                 Ohio Corporation
200 West High Street                             Natural Gas Distributor
Bryan, Ohio  43506                               E.I.N. 34-4320120


International Hydrocarbons                       Wyoming Corporation
P.O. Box 467                                     Investment Corporation
Cheyenne, Wyoming  82003                         E.I.N. 83-0275908


Ohio Gas Energy Services Company                 Ohio Corporation
200 West High Street                             Gas Purchasing Agent
Bryan, Ohio 43506                                E.I.N. 34-1918424



INVESTEES (MORE THAN 10% BUT LESS THAN 50% OWNERSHIP):

Oceanic Exploration Company                      Delaware Corporation
7800 E Dorado Place, Suite 250                   Oil and Gas Exploration/Leasing
Englewood, Colorado  80111                       E.I.N. 84-0591071


Oceanic International Properties*                Colorado Corporation
7800 E Dorado Place, Suite 250                   Oil and Gas Exploration/Leasing
Englewood, Colorado  80111                       E.I.N. 84-0742419


Oceanic Atlantic Resources*                      U.K. Corporation
  (North Sea) Limited                            Oil and Gas Exploration/Leasing
% Oceanic Exploration Company                    E.I.N.  84-0782292
7800 E Dorado Place, Suite 250
Englewood, Colorado  80111

Petrotimor Companhia de Petroleos, S.A.R.L*      Portugal Corporation
Rua Vitor Cordon 45-B                            Oil and Gas Exploration/Leasing
Parish of Encarnacao - Lisbon                    E.I.N 84-0782301
Portugal


*     100% owned subsidiary of Oceanic Exploration Company.




                                                            NWO Resources, Inc.                                         Attachment 2
                                                       CONSOLIDATING BALANCE SHEET
                                                            December 31, 2001


                                                NWO                     Ohio Gas
                                             Resources     Ohio Gas      Energy      International  Consolidating
ASSETS                                          Inc.       Company     Services Co.   Hydrocarbons     entries        Consolidated
                                   -------------------------------------------------------------------------------   ---------------

PROPERTY, PLANT AND EQUIPMENT
  Gas utility plant and equipment         $       --     $ 63,819,298                $       --     $    490,266  (3)  $ 64,309,564
    Less accumulated depreciation
      and amortization                            --      (33,153,600)                       --         (277,634) (3)   (33,431,234)
                                   -------------------------------------------------------------------------------    --------------
                                                  --       30,665,698                        --          212,632         30,878,330
                                   -------------------------------------------------------------------------------    --------------

CURRENT ASSETS
  Cash and investments                         254,258      1,604,298         1,978       297,696           --            2,158,230
  Accounts receivable less
    allowance of $ 112,469                        --        5,096,324     1,580,794       116,119       (973,983) (1)     5,819,254
  Unbilled revenues                               --        1,485,401          --            --             --            1,485,401
  Notes receivable affiliates                     --           18,808          --         100,000        (18,808) (1)       100,000
  Deferred gas costs                              --          867,614          --            --             --              867,614
  Materials and supplies                          --          558,369          --            --             --              558,369
  Gas in storage                                  --       15,516,232        12,945          --             --           15,529,177
  Prepaid gross receipts taxes                    --             --            --            --             --                 --
  Prepayments and other                        591,515      2,279,818        (6,035)         --         (564,635) (1)     2,300,663
                                   -------------------------------------------------------------------------------    -------------

                                               845,773     27,426,864     1,589,682       513,815     (1,557,426)        28,818,708
                                   -------------------------------------------------------------------------------    -------------

OTHER ASSETS
  Investment in affiliate                    1,326,548           --            --            --             --            1,326,548
  Investment in Ohio Gas Company            44,189,264           --            --            --      (44,189,264) (2)          --
  Investment in Ohio Gas Energy                   --          439,371          --            --         (439,371) (2)          --
  Investment in International Hydrocarbons        --        9,703,815          --            --       (9,703,815) (2)          --
  Prepaid gross receipts taxes                    --        1,295,758          --            --             --            1,295,758
  Notes receivable                           5,703,299           --            --       9,190,000           --           14,893,299
  Other                                         23,362         15,113          --            --             --               38,475
                                   -------------------------------------------------------------------------------    -------------
                                          $ 51,242,473     11,454,057          --       9,190,000    (54,332,450)        17,554,080
                                   -------------------------------------------------------------------------------    -------------

                                          $ 52,088,246   $ 69,546,619  $  1,589,682  $  9,703,815   $(55,677,244)      $ 77,251,118
                                   ===============================================================================    =============



                                                                       NWO Resources, Inc.                              Attachment 2
                                                                 CONSOLIDATING BALANCE SHEET
                                                                       December 31, 2001


                                         NWO                          Ohio Gas
CAPITALIZATION                         Resources      Ohio Gas         Energy       International   Consolidating
  AND LIABILITIES                        Inc.         Company        Services Co.    Hydrocarbons       entries       Consolidated
                             ------------------------------------------------------------------------------------   ---------------

CAPITALIZATION
  Preferred stock                    $ 23,000,000   $       --      $       --      $       --      $       --      $    23,000,000
  Common stock                             34,001     12,354,750             100       5,102,000     (17,456,850)(2)         34,001
  Contributed capital                        --        8,753,055            --         8,766,418     (17,519,473)(2)           --
  Additional paid-in capital                 --             --              --           325,000        (325,000)(2)           --
  Retained earnings (deficit)          16,527,190     22,868,827         439,271      (4,489,603)      4,489,603 (2)     16,527,190
                                                                                                        (439,271)(2)
                                                                                                     (23,081,459)(2)
                                                                                                         490,266 (3)
                                                                                                        (277,634)(3)
                             ------------------------------------------------------------------------------------   ---------------

                                       39,561,191     43,976,632         439,371       9,703,815     (54,119,818)        39,561,191
                             ------------------------------------------------------------------------------------   ---------------

LONG-TERM DEBT                         12,065,000           --              --              --              --           12,065,000

CURRENT LIABILITIES
  Accounts payable                          1,000      6,907,457         973,983            --          (973,983)(1)      6,908,457
  Line of credit                             --       10,500,000            --              --              --           10,500,000
  Accrued taxes                           343,459      1,917,675         157,659            --          (564,635)(1)      1,854,158
  Rate refunds due customers                 --             --              --              --              --                 --
  Advance recovery of gas costs              --             --              --              --              --                 --
  Other current liabilities                45,301      1,500,559          18,808            --           (18,808)(1)      1,545,860
                             ------------------------------------------------------------------------------------   ---------------

                                          389,760     20,825,691       1,150,450            --        (1,557,426)        20,808,475
                             ------------------------------------------------------------------------------------   ---------------

DEFERRED CREDITS
   AND OTHER LIABILITIES
  Federal income taxes                     72,295      2,000,468            (139)           --              --            2,072,624
  Investment tax credits                     --          439,156            --              --              --              439,156
  Regulatory obligations                     --          906,576            --              --              --              906,576
  Customer advances for construction         --          916,570            --              --              --              916,570
  Other                                      --          481,526            --              --              --              481,526
                             ------------------------------------------------------------------------------------   ---------------

                                           72,295      4,744,296            (139)           --              --            4,816,452
                             ------------------------------------------------------------------------------------   ---------------

                                     $ 52,088,246   $ 69,546,619    $  1,589,682    $  9,703,815    $(55,677,244)      $ 77,251,118
                             ====================================================================================   ===============

Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To amortize excess of purchase price over net assets of Ohio Gas Company


                                                                    NWO Resources, Inc.                             Attachment 2
                                                         CONSOLIDATING STATEMENT OF OPERATIONS
                                                      For the Twelve Months Ended December 31, 2001


                                        NWO                            Ohio Gas
                                     Resources       Ohio Gas           Energy      International   Consolidating
                                        Inc.         Company         Services Co.    Hydrocarbons      entries       Consolidated
                          ---------------------------------------------------------------------------------------   --------------


OPERATING REVENUES                 $       --      $ 27,977,387    $    546,356    $       --      $       --         $ 28,523,743

OPERATING EXPENSES
  Cost of gas                              --        12,104,520            --              --              --           12,104,520
  Utility operations                       --         5,794,054          66,434            --           (60,000) (1)     5,800,488
  Maintenance                              --           694,053            --              --              --              694,053
  Depreciation and amortization           4,752       1,981,773            --              --            16,342  (3)     2,002,867
  General and administrative          1,183,630            --              --            27,180            --            1,210,810
  Other taxes                                50       2,364,700          16,495            --              --            2,381,245
  Current federal tax (benefit)        (543,048)      2,221,176         157,659         230,001            --            2,065,788
  Deferred federal tax (benefit)         (5,557)       (688,268)           (139)           --              --             (693,964)
                          ---------------------------------------------------------------------------------------   --------------

                                        639,827      24,472,008         240,449         257,181         (43,658)        25,565,807
                          ---------------------------------------------------------------------------------------   --------------

       Operating income (loss)         (639,827)      3,505,379         305,907        (257,181)         43,658          2,957,936


OTHER INCOME (DEDUCTIONS)
  Income of subsidiaries              3,407,290         193,425            --              --        (3,600,715) (2)          --
  Equity in income of affiliates       (916,439)           --              --          (533,821)           --           (1,450,260)
  Interest income                       265,233            --              --           678,652            --              943,885
  Interest expense                     (726,355)       (330,145)           (950)           --               950  (1)    (1,056,500)
  Other                                  60,000          54,973             818            --           (60,950) (1)        54,841
                          ---------------------------------------------------------------------------------------   --------------

                                      2,089,729         (81,747)           (132)        144,831      (3,660,715)        (1,508,034)
                          ---------------------------------------------------------------------------------------   --------------


NET INCOME (LOSS)                  $  1,449,902    $  3,423,632    $    305,775    $   (112,350)   $ (3,617,057)      $  1,449,902
                          =======================================================================================   ==============

Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To amortize excess of purchase price over net assets of Ohio Gas Company



                                                                                                                       Attachment 3
                                                     OCEANIC EXPLORATION COMPANY
                                                     Consolidating Balance Sheet
                                                          December 31, 2001

                                                Oceanic        Oceanic       Oceanic        Petrotimor
                                             Exploration      Atlantic      Internat'l      Companhia
                                               Company       Resources      Properties    de Petroleos  Eliminations   Consolidated
                                          -----------------------------------------------------------------------------------------
 Assets:
  Cash and cash equivalents                $  2,608,557    $      --     $       --          39,642    $       --      $  2,648,199
  Receivables                                   467,786           --            1,680          --              --           469,466
  Receivables, affiliates                       347,711           --             --            --          (333,371)         14,340
  Prepaid expenses                               65,165           --             --          19,873            --            85,038
  Investment in OIPC                          3,190,098           --             --            --        (3,190,098)           --
                                          -----------------------------------------------------------------------------------------
                                              6,679,317           --            1,680        59,515      (3,523,469)   $  3,217,043
                                          -----------------------------------------------------------------------------------------
  Oil and gas  property interests,
    full cost method                         39,000,000           --             --            --              --      $ 39,000,000
    Oil & gas unproved property interests          --             --             --           8,299          (8,299)           --
    Accumulated depletion                   (39,000,000)          --             --            --              --       (39,000,000)
                                          -----------------------------------------------------------------------------------------
                                                   --             --             --           8,299          (8,299)   $       --
                                          -----------------------------------------------------------------------------------------

  Notes receivable - Petrotimor               1,512,294           --             --            --        (1,512,294)   $       --

  Furniture, fixtures & equipment               173,116           --           20,213          --              --           193,329
  Less accumulated depreciation                 (60,138)          --          (20,213)         --              --           (80,351)
                                          -----------------------------------------------------------------------------------------
                                                112,978           --             --            --              --      $    112,978
                                          -----------------------------------------------------------------------------------------

  Investment in foreign subsidiary               39,642           --             --            --           (39,642)   $       --
  Goodwill net of accumulated amortization      409,159           --             --            --              --           409,159
                                          -----------------------------------------------------------------------------------------
                                           $  8,753,390    $      --     $      1,680   $    67,814    $ (5,083,704)   $  3,739,180
                                          =========================================================================================

Liabilities and Stockholders Equity:
  Accounts payable                         $    297,476    $      --     $       --     $      --      $       --      $    297,476
  Accounts payable - affiliates                  60,000           --           67,266       266,105        (333,371)         60,000
  United Kingdom taxes payable                     --          495,156           --            --              --           495,156
  Accrued expenses                              179,916           --             --            --              --           179,916
                                          -----------------------------------------------------------------------------------------
                                                537,392        495,156         67,266       266,105        (333,371)   $  1,032,548
                                          -----------------------------------------------------------------------------------------

Intercompany payable, net                       712,387       (712,387)          --            --              --      $       --

Non-current liabilities:
Note payable - Oceanic                             --             --             --       1,512,294      (1,512,294)           --
Other non-current liabilities                    26,736           --             --            --              --            26,736
                                          -----------------------------------------------------------------------------------------
                                                 26,736           --             --       1,512,294      (1,512,294)   $     26,736
                                          -----------------------------------------------------------------------------------------
     Total liabilities                        1,276,515       (217,231)        67,266     1,778,399      (1,845,665)   $  1,059,284
                                          -----------------------------------------------------------------------------------------

Stockholders Equity:
  Common stock                                  619,559            100            100       106,303        (106,303)   $    619,759
  Capital in excess of par value                155,696           --             --            --              --           155,696
  Net equity in subsidiaries                       --             --        3,190,098          --        (3,190,098)           --
  Retained earnings (deficit)                 6,701,620        217,131     (3,255,784)   (1,816,888)         58,362       1,904,441
                                          -----------------------------------------------------------------------------------------
                                              7,476,875        217,231        (65,586)   (1,710,585)     (3,238,039)   $  2,679,896
                                          -----------------------------------------------------------------------------------------

                                           $  8,753,390    $      --     $      1,680   $    67,814    $ (5,083,704)   $  3,739,180
                                          =========================================================================================


                                                                                                                      Attachment 3
                                                     OCEANIC EXPLORATION COMPANY
                                                   Consolidating Income Statement
                                            For the Twelve Months Ended December 31, 2001



                                                Oceanic         Oceanic      Oceanic       Petrotimor
                                              Exploration      Atlantic     Internat'l     Companhia
                                                Company        Resources    Properties    de Petroleos   Eliminations  Consolidated
                                     ----------------------------------------------------------------------------------------------

Revenues:
  Oil and gas sales                          $      --      $      --      $        62    $      --      $      --      $        62
  Interest income                                208,901           --             --             --          (27,833)       181,068
  Staffing income                              2,682,027           --             --             --             --        2,682,027
  Other income                                   779,181         12,134           --             --         (243,557)       547,758
                                     ----------------------------------------------------------------------------------------------
                                               3,670,109         12,134             62           --         (271,390)   $ 3,410,915
                                     ----------------------------------------------------------------------------------------------
Costs and expenses:
  Interest and financing costs                      (897)       (18,966)          --          (27,046)        27,046    $   (19,863)
  Exploration expenses                            (5,647)          --             --       (1,597,444)       110,308     (1,492,783)
  Staffing direct costs                       (2,283,875)          --             --             --             --       (2,283,875)
  Amortization and depreciation                 (134,798)          --             --             --             --         (134,798)
  General and administrative                  (2,418,450)          --             (439)          --             --       (2,418,889)
                                     ----------------------------------------------------------------------------------------------
                                              (4,843,667)       (18,966)          (439)    (1,624,490)       137,354    $(6,350,208)
                                     ----------------------------------------------------------------------------------------------


Loss before income taxes                      (1,173,558)        (6,832)          (377)    (1,624,490)      (134,036)   $(2,939,293)

Provision for income taxes                        36,223           --             --             --             --           36,223
                                     ----------------------------------------------------------------------------------------------
Net loss                                     $(1,137,335)   $    (6,832)   $      (377)   $(1,624,490)   $  (134,036)   $(2,903,070)
                                     ==============================================================================================
